# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GULF ISLAND FABRICATION, INC, CIK 0001031623
CUSIP: 402307102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2170 BUCKTHORNE PL, SUITE 420, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001598207

## Reporting persons
- Wax Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 2,183,121; shared voting power 0; sole dispositive power 2,183,121; shared dispositive power 0; aggregate amount beneficially owned 2,183,121 (13.3% of the class)

## Item 1. Issuer
Name of issuer: GULF ISLAND FABRICATION, INC
Address of issuer's principal executive offices: 2170 BUCKTHORNE PLACE, SUITE 420 THE WOODLANDS, TEXAS 77380

## Item 2. Person Filing
Name of person filing: Wax Asset Management, LLC
Address of principal business office or, if none, residence:
44 Cherry Lane
Madison, CT 06443
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2183121
Percent of class: 13.3
Sole power to vote or to direct the vote: 2183121
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2183121
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

## Signatures
- Wax Asset Management, LLC: Evan Wax, Evan Wax President (02/06/2025)